Exhibit 99.2

Press release

WiLAN to Announce Fourth Quarter and Fiscal
Year 2012 Financial Results

OTTAWA, Canada –February 27, 2013 – Wi-LAN Inc. (“WiLAN”) (TSX:WIN) (NASD:WILN) will release its financial results for the fourth quarter and fiscal year ended December 31, 2012 on March 6, 2013 before the financial markets open.

Following the release of its fourth quarter and fiscal year 2012 financial results, WiLAN will host a conference call and audio webcast with Jim Skippen, CEO and Shaun McEwan, CFO at 10:00 AM Eastern Time the same day.

Calling Information

A live audio webcast will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=170537

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=170537 and accessible by telephone until 11:59 PM ET on May 8, 2013.

•	Replay Number (Toll Free): 1.877.660.6853
•	Replay Number (International): 1.201.612.7415
•	Replay passcode (Conference ID #): 408442

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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Press release

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

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